UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 09 February 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Harmony positioned to deliver long term value
· South African operations records a fatal-free quarter
· Restructuring for safe, profitable ounces continues
· Gold production decreased by 10% quarter on quarter due to stoppages at
Kusasalethu and Hidden Valley
· Majority of operations perform in line with plans, with grade remaining consistent
· Production profit of R618 million
· Headline loss of R496 million, due to lower production and restructuring
Johannesburg: Monday, 9 February 2015: Harmony Gold Mining Company Limited
(‘Harmony’ and/or ‘the Company’) is pleased to advise that its South African operations reported a fatal-free quarter. The majority of its operations performed in line with their production plans and underground grade remained consistent quarter on quarter.
“In the current environment of volatile gold prices and possible deflationary trends, we are focused – more than ever – on cost control and cash generation at existing operations. In addition, shareholder value is created through investing in Golpu, securing a sustainable, profitable future for Harmony”, said Graham Briggs, chief executive officer.
The results of the updated Golpu prefeasibility study (PFS) were announced on the 15th of
December 2014. Please refer to Harmony’s website for more details: www harmony.co.za. The updated PFS supports the Company’s view that Golpu is a spectacular ore body with a large copper component, affordable and mineable. Harmony’s emphasis in preparing the PFS was to create flexibility to allow the size of the project to adapt to different levels of gold and copper prices, allowing Golpu to grow over time.
Mr Briggs added : “Key objectives of the study have been achieved by reducing the capital of the project, lowering operating costs and improving the rate of return. Harmony intends to fund the earlier stages of the project from internal cash flows, and reviewing other funding options for the latter stages. The Golpu project is a significant value accretive game-changer for
Harmony.”
Revenue decreased by R716 million (16%) to R3 715 million as a result of the 14% decrease in gold sold to 8 580kg and a 2% decrease in the Rand gold price received to R432 963/kg in the December 2014 quarter. Lower gold production quarter on quarter and a lower gold price resulted in a decrease in production profit to R618 million in the December 2014 quarter, compared to R913 million in the previous quarter.
Issued by Harmony Gold
Mining Company Limited
9 February 2015
For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06

Harmony embarked on a life-of-mine optimisation process which was completed during the December 2014 quarter. The optimisation resulted in a greater focus on mining profitable and higher grade areas at its South African operations. It also resulted in removing lower grade and unprofitable areas from the mine plan for most of the operations. The optimisation resulted in the abandonment of levels and areas with a carrying value at Kusasalethu (R214 million) and Masimong (R216 million) and such areas were accordingly identified for scrapping. The decision to restructure and optimise its operations, will contribute to a more profitable Harmony in the future.
Cash operating cost for the December 2014 quarter improved (decreased) by 10% when compared to the previous quarter.
The decrease is due to lower electricity tariffs for the summer months, amounting to R200 million. Labour cost also decreased by R63 million in the December 2014 quarter. A headline loss of R496 million was recorded, due to lower production and restructuring costs.
Gold production during the March 2015 quarter is expected to be higher once Kusasalethu’s restructuring is finalised and
Hidden Valley returns to full production, positioning our operations to benefit from higher gold prices.
Please refer to http://www.harmony.co.za/investors for details of our live presentation, dial-in and webcast information for today’s results’ presentation and to download the quarterly booklet and presentation in support of our presentation, webcast and calls.
end.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 09, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director